Exhibit 2.1

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of February 5, 2026 (this “Amendment”), which amends the Agreement and Plan of Merger, dated as of January 6, 2026 (the “Merger Agreement”), by and among (i) Compass Digital Acquisition Corp., a Cayman Islands exempted company (together with its successors, the “Purchaser”), (ii) Titan Holdings Corp., a Delaware corporation and a direct wholly owned subsidiary of the Purchaser (“Pubco”), (iii) Titan SPAC Merger Sub Corp., a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) Titan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Pubco (“Company Merger Sub”), and (v) Key Mining Corp., a Delaware corporation (the “Company”, together with Purchaser, Pubco, Purchaser Merger Sub and Company Merger Sub, each, a “Party” and, collectively, the “Parties”), is made and entered into by and between the Parties.

RECITALS

WHEREAS, Section 10.9 of the Merger Agreement sets forth that the Merger Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of Purchaser, Pubco and the Company; and

WHEREAS, the Parties desire to amend certain provisions of the Merger Agreement as set forth in this Amendment, in accordance with Section 10.9 of the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

AGREEMENT

1.	Definitions. Except as otherwise provided herein or if context otherwise requires, capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed to such terms in the Merger Agreement.

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2.	Amendments to the Merger Agreement. The Parties hereby agree that the Merger Agreement shall be deemed to be amended as follows:

2.1.	The language of Section 1.8 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

“1.8. Merger Consideration. The aggregate consideration to be paid to holders of the Company Securities as of immediately prior to the Effective Time pursuant to the Company Merger shall be an amount equal to Two Hundred and Thirty Million U.S. Dollars ($230,000,000) (the “Merger Consideration”). The total portion of the Merger Consideration amount payable to holders of the Company Stock as of immediately prior to the Effective Time (collectively, the “Sellers”) (which, for the avoidance of doubt, excludes holders of Company Options and Company Warrants) (the “Seller Merger Consideration”) will be paid in the form of shares of Pubco Common Stock, each valued at $10.00 per share. Each Seller will receive, for each share of Company Common Stock held (but excluding shares of Company Common Stock that are Company Dissenting Shares and any Company Common Stock described in Section 1.10(b)), an amount equal to the Per Share Price, which will be paid in the form of Pubco Common Stock, with each share of Pubco Common Stock valued at $10.00 per share. The holders of Company Options that are outstanding immediately prior to the Effective Time shall receive such number of Assumed Options as described in Section 1.10(c) with such terms and conditions as described in Section 1.10 (c), and the holders of Company Warrants that are outstanding immediately prior to the Effective Time shall receive such number of Assumed Warrants as described in Section 1.10(d) with such terms and conditions as described in Section 1.10(d). For the avoidance of doubt, other than holders of Company Options who execute and deliver Assumed Option Agreements in accordance with Section 1.10(c) and holders of Company Warrants, no holder of Company Securities will receive any consideration under or in connection with this Agreement unless they are holders of Company Common Stock as of the Effective Time.”

3.	Authority Relative to Amendment. Each Party hereto represents and warrants that it has all requisite company or corporate power and authority to execute and deliver this Amendment. This Amendment constitutes, assuming due authorization, execution, and delivery by the other Parties hereto, a legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to any Enforceability Exceptions.

4.	Effectiveness. All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Merger Agreement shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Merger Agreement.

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5.	References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment. All references in the Merger Agreement to “the date hereof” or “the date of this Agreement” shall refer to January 6, 2026.

6.	Entire Agreement. This Amendment, the Merger Agreement (including the Exhibits thereto) and the Ancillary Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

7.	Expenses. All Expenses incurred in connection with this Amendment and the transactions contemplated hereby will be reimbursed in accordance with Section 8.3 of the Merger Agreement.

8.	Other Provisions. The provisions of Article X (Miscellaneous) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

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IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to the Agreement and Plan of Merger to be duly executed as of the date first above written.

COMPASS DIGITAL ACQUISITION CORP.

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Chief Executive Officer

TITAN HOLDINGS CORP.

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	President and Chief Executive Officer

KEY MINING CORP.

By:	/s/ Cesar Lopez Alarcon
Name:	Cesar Lopez Alarcon
Title:	Chief Executive Officer

TITAN MERGER SUB INC.

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	President and Chief Executive Officer

TITAN SPAC MERGER SUB CORP.

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Merger Agreement]

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